SE 04014586 COMMISSION 549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35184

RECEIVED NOV 26 2004 WASH. D.C. SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1,2003 (MM/DD/YY) AND ENDING September 30,2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Ave.
(No. and Street)

New York, NY (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey m. Tepper (212) 755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

DEC 09 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Tepper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL HARVEY
Notary Public, State of New York
No. 41-4784816
Qualified in Queens County
Commission Expires 11/30/05

Signature

MANAGING DIRECTOR

Title

Carol Harvey

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control

CONTENTS

September 30, 2004 and 2003

Rosen Seymour Shapss Martin & Company LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scott-Macon Securities, Inc.:

We have audited the accompanying statements of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon, Ltd.) as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
November 5, 2004

757 Third Avenue, New York, NY 10017-2049 ❖ Tel. (212) 303-1800 ❖ Fax (212) 755-5600 ❖ www.rssmcpa.com

CONFIDENTIAL

STATEMENTS OF FINANCIAL CONDITION

September 30, 2004 and 2003

	2004	2003
Assets		
Cash	$ 49,023	$ 44,763
Investment (Note 2)	15,870	18,515
Other assets	2,649	1,785
Total assets	$ 67,542	$ 65,063
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 3,399	$ 3,694
Stockholder's equity	64,143	61,369
Total liabilities and stockholder's equity	$ 67,542	$ 65,063

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

STATEMENTS OF INCOME

Years Ended September 30, 2004 and 2003

	2004	2003
Revenues:		
Fee income	$ 60,000	$ 30,000
Interest	110	265
	60,110	30,265
Operating expenses:		
General and administrative expenses	54,156	27,474
Franchise taxes	535	493
	54,691	27,967
Net income	$ 5,419	$ 2,298

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2004 and 2003

	2004	2003
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	$ 1	$ 1
Additional paid-in capital	14,999	14,999
Retained earnings:		
Beginning of year	57,154	54,856
Net income	5,419	2,298
End of year	62,573	57,154
Other comprehensive loss:		
Beginning of year	(10,785)	-
Unrealized holding loss on available-for-sale securities arising during the year	(2,645)	(10,785)
End of year	(13,430)	(10,785)
	$ 64,143	$ 61,369

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 5,419	$ 2,298
Changes in assets and liabilities:		
Other assets	(864)	(103)
Accounts payable and accrued expenses	(295)	743
Net cash provided by operating activities	4,260	2,938
Cash:		
Beginning of year	44,763	41,825
End of year	$ 49,023	$ 44,763
Supplementary disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 1,020	$ -

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly owned subsidiary of Scott-Macon, Ltd. (the "Parent"). The Company became a registered broker-dealer during January 1986. The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations.

Investment

The Company's investment consists of equity securities. Securities which are publicly traded are classified under the provisions of Statement of Financial Accounting Standards No. 115 as "trading securities," or "securities available for sale," and carried at their fair market value (see Note 2).

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Investment

	2004	2003
Common stock:		
National Association of Securities Dealers, Inc. – 2,300 shares in 2004 and 2003	$ 15,870	$ 18,515

The above securities (formally restricted) are stated at fair market value. An adjustment of $2,645 and $10,785 has been charged to other comprehensive loss for the years ended September 30, 2004 and 2003, respectively. As a capital loss resulting from the sale of this stock can only be used to offset capital gains, it is more likely than not that a future tax benefit (approximately $2,000) from this loss will not be realized. Accordingly, an allowance of $2,000 has been provided to offset the $2,000 future tax benefit, resulting in no tax benefit being included in the financial statements as of September 30, 2004 and 2003.

3. Transactions With Parent Company

The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company.

The Company reimbursed its Parent $30,250 and $14,000 for administrative expenses for the years ended September 30, 2004 and 2003, respectively. Administrative expenses include rent, utilities, etc.

4. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. Since the aggregate indebtedness is $3,399 and $3,694 as of September 30, 2004 and 2003, respectively, the minimum net capital is $5,000. The net capital, as computed under rule 15c3-1, is $55,146 and $41,069 as of September 30, 2004 and 2003, respectively. The Company's ratio of aggregate indebtedness to net capital was .062 to 1 and .090 to 1 as of September 30, 2004 and 2003, respectively.

SUPPLEMENTARY INFORMATION

CONFIDENTIAL

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2004 and 2003

	2004	2003
Net capital:		
Common stock	$ 1	$ 1
Additional paid-in capital	14,999	14,999
Retained earnings	62,573	57,154
Other comprehensive loss	(13,430)	(10,785)
Total stockholder's equity and capital	64,143	61,369
Deductions:		
Non-allowable assets:		
Investment	(6,348)	(18,515)
Other assets	(2,649)	(1,785)
Net capital	$ 55,146	$ 41,069
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 3,399	$ 3,694
Total aggregate indebtedness	$ 3,399	$ 3,694
Computation of basic net capital requirements:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 50,146	$ 36,069
Ratio: Aggregate indebtedness to net capital	.062 to 1	.090 to 1

See independent auditors' report.

CONFIDENTIAL

SCHEDULE II – RECONCILIATION PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2004 and 2003

	2004	2003
Computed net capital per Form X17a-5 – unaudited Focus Report	$ 55,146	$ 41,069
Net capital – per Schedule I	$ 55,146	$ 41,069

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Scott-Macon Securities, Inc.:

In planning and performing our audit of the financial statements of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon, Ltd.), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
November 5, 2004